Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated February 22, 2002

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _T_ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _T_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains the following:-

1. News release dated February 12, 2002 entitled "VODAFONE M-PAY BILL – THE NEW WAY TO PAY Vodafone UK – Increasing the value of digital content".
2. News release dated February 13, 2002 entitled "VALENTINE WITH VODAFONE – PASSION, TEXT FASHION".
3. News release dated February 14, 2002 entitled "VODAFONE WELCOMES RADIOLINJA TO ITS WIRELESS COMMUNITY".

This report on 6-K contains Stock Exchange Announcements dated February 13, 2002, February 14, 2002 and February 21, 2002

2002/014
14 February 2002

VODAFONE WELCOMES RADIOLINJA TO ITS WIRELESS COMMUNITY

Vodafone Group Plc ("Vodafone") today announces that it has signed a second Vodafone Partner Agreement with Oy Radiolinja Ab ("Radiolinja"). The first Vodafone Partner Agreement was signed with TDC Mobil A/S in December last year.

Radiolinja is the leading private mobile operator in Finland, with more that 1.3 million contract customers in Finland. Under the terms of the agreement, Vodafone and Radiolinja will co-operate in developing, marketing and offering international products and services. Radiolinja will promote Vodafone's global products and services under a dual "Radiolinja Vodafone" brand to its international travellers and corporate customers in Finland.

The principal benefits to Vodafone are:

- Expansion of Vodafone's global products and services to its customers
- Further leverage of the Vodafone brand
- Increase of inbound roaming on Vodafone networks

Radiolinja, as a Partner Network, will offer Vodafone customers seamless access to their Vodafone products and services while travelling in Finland. The marketing of the partnership under the dual brand will ensure that Vodafone customers identify Radiolinja as a trusted Vodafone partner, increasing the recognition of the Vodafone brand throughout Europe. Radiolinja customers will also enjoy the benefits of Vodafone's innovative product and service pipeline, enabling easy access and service delivery in 18 European countries.

In the second quarter of 2002, Radiolinja will introduce Vodafone's international roaming products and services, Eurocall, Assisted Roaming, Virtual Home Environment and GPRS Roaming. In conjunction with Vodafone, Radiolinja will provide advanced inbound roaming functionality for Vodafone's prepaid customers when travelling in Finland. Both Vodafone and Radiolinja will also co-operate on the further development and marketing of global products and services.

More/...

Vodafone Group Plc
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX, England
Telephone: (07000) 500100, Facsimile: (01635) 677139
World-Wide Web Home Page http://www.vodafone.com

Thomas Geitner, Chief Executive, Global Products and Services, Vodafone said:

"Our co-operation with Radiolinja marks another significant step towards bringing our customers the key benefits of the Vodafone brand and services throughout Europe.

"Radiolinja is an excellent partner to have on board. Vodafone is already established in Sweden through its operator Europolitan Vodafone, and is now present in Denmark and Finland through partner agreements. Our increased footprint in the Nordic Region will make it even easier for our travelling customers to use Vodafone to stay in touch.

"The co-operation opens new sources of revenue for both Vodafone and Radiolinja. The signing of this second partner agreement within two months demonstrates our attraction as a global leader and innovator."

- ends -

For further information contact:
Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Head of Group Investor Relations
Bobby Leach, Head of Group Financial Media Relations
Jon Earl, Senior Investor Relations Manager
Darren Jones, Senior Investor Relations Manager
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges / John West
Tel: +44 (0) 20 7600 2288

Radiolinja facts

- Founded 1988 and was the first company to open a GSM network in 1991
- Sales of Euro 614 million FY 2000
- More that 1000 employees
- Number of customers: 1.3 million contract customers in Finland
- Operations in Finland and Estonia (only Finland is covered by the agreement)

2002/013
13 February 2002

VALENTINE WITH VODAFONE - PASSION, TEXT FASHION

That old caricature of the Brits as an up-tight bunch of tongue-tied incompetents when it comes to telling their true feelings to the love of their life may well be true. But given the opportunity to let rip with a passionate profession of magnetic attraction under a modest and modern cloak of anonymity – all hell breaks loose.

The stats

Last year the Vodafone UK network boosted its daily tally of text messages by two million for the 24 hours of February 14th. Which suggests that over 23 messages per second, for every second of every minute of every hour of Valentine's Day was a text of pure unbridled passion.

Schtum

This year, Vodafone is extending further assistance to the British public. They're suggesting that their users can secretly get steamy with a text message this Valentine's, and are extending a helping hand to the more reticent amongst us.

For those who need assistance, there's a default message "Happy Valentine's Day, from your secret admirer!... from Vodafone Valentine Service", or a more racy selection of options including "B my Valentine, luv?", "If I told you - you had a sexy body would you hold it against me?" (cheesey, but a very pertinent question all the same), "Hi, I'm Mr/Miss Right. Someone said you were looking for me! Happy Valentine's Day!", and "I just wanted 2 say that I luv U". For those who are truly serious, there's the killer punch. "As it's Valentine's Day, can I ask ... will U marry me?". The only problem being, since it's anonymous, your intended might not realise it's you and agree to marry someone else entirely.

'I do'

400 People proposed by text last year, and presumably have had text weddings since via a three-way conference call with a vicar starting with the congregation simultaneously playing each other a "Here comes the Bride" ring tone.

More/...

Vodafone UK Limited
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX
Telephone: (07000) 500100, Facsimile: (01635) 677139 / 674478
www.vodafone.co.uk

Last year's favourite message via Vodafone was "Roses r red, violets r blue, did u know that I luv u? Guess who?", which displays a touching attachment to tradition.

As with all text messages, there's no bar to multiple messaging, which will appeal to all hyper-active lotharios, or canny gamblers who calculate that given the law of averages, bulk sending should net at least some response from somebody.

This is low maintenance romance as well. There's none of the disguising-your-handwriting and travelling to a different postal district agony of conventional card sending. And of course totally teched up lovers will be able to text and then order flowers, chocolates and romantic dinners a deux via mobile internet connections.

Record breaking

Vodafone suspects that the smoochy, coochy, lovey-dovey British nation might be in record breaking form for Valentine's Day. 17 million text messages were sent on New Year's Eve, but if the hormones are hot in mid-February, and with 13.16 million subscribers currently on the network, love could find a way to dwarf that total, depending on the promiscuity of the nation's passions.

So, whether you're just shy or keeping your options open, let Vodafone play cupid and use Vodafone Valentine Service.

- ends -

For further information contact:
Bryony Clow or Funke Madariola
At Vodafone UK Press Office
Tele: 07000 500 100
E-mail: press.office@vodafone.com

NOTES TO EDITORS:

To send an anonymous Vodafone Valentine text message, send a text message to the **shortcode 8666** with the mobile number of your Valentine - either choosing one of the 5 messages below by indicating the corresponding letter, or if you just send the mobile phone number of your loved one, Vodafone will send it's own default message.

Default message:
Happy Valentine's Day from your secret admirer!...From Vodafone Valentine Service.

More/...

A **B my Valentine, Luv ?..... From Vodafone Valentine Service.**

B **If I told you, you had a sexy body - would you hold it against me? Happy Valentine's Day... From Vodafone Valentine Service.**

C **Hi, I'm Mr/Miss Right. Someone said you were looking for me! Happy Valentine's Day... From Vodafone Valentine Service.**

D **As it's Valentines Day, can I ask...will U marry me?... From Vodafone Valentine Service.**

E **I just wanted 2 say that I luv U... From Vodafone Valentine Service.**

The Vodafone Valentine service is up and running now with all the messages being stored and sent out on February 14. Charge per message is 35p.

If you're not a Vodafone user then fear not... you can still send a message. Just phone 09003 300300 and follow the instructions. Calls charged at 50p per minute from a fixed line, calls from a mobile may vary

For more info visit www.vodafone.co.uk or call 0800 10 11 12 for your local store

2002/012a
12 February 2002

VODAFONE M-PAY BILL – THE NEW WAY TO PAY
Vodafone UK - Increasing the value of digital content

Vodafone UK is set to kick start a brave new world of digital content with the launch of **Vodafone m-pay bill**, the first service of its kind in the UK. This new, unique payment service will provide **Vodafone UK** mobile phone owners with the ability to buy low cost items online, over the Internet or WAP, and have them charged to their mobile phone account.

"Since Vodafone UK first introduced mobile payments via text messaging in March 1996, it has continued to take a lead in the innovation of new and exciting m-services," said Gavin Darby, Chief Operating Officer at Vodafone UK. "However, the key to the success of m-services and the future of mobile content provision, is mobile payment services. In the past, content providers have spent valuable time and resources developing new and exciting content for mobile devices without being able to charge for these services. We are excited about the possibilities offered by Vodafone m-pay bill, as content providers now have an incentive to create new digital content."

Vodafone m-pay bill provides an authentication, payment and settlement service that enables low cost digital content to be purchased by consumers. The flexible business and pricing solution* offered by **Vodafone m-pay bill** increases the value proposition for developing and delivering digital content, incentivising content providers to develop wider digital offerings for their customers.

Vodafone m-pay bill is set to launch next month and will be available as a payment service for any Vodafone UK mobile phone owner**. Customers will be able to **pre-register for the service from March 2002 at www.vodafone.co.uk**. When the service is launched, customers will be able to use the service when they are online, over the Internet or their WAP phone, by simply clicking onto the **Vodafone m-pay bill** logo. When they have authorised the payment***, the charge for the content is placed on their mobile phone bill or deducted from their prepaid account.

More/...

Vodafone UK Limited
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX
Telephone: (07000) 500100, Facsimile: (01635) 677139 / 674478
www.vodafone.co.uk

Vodafone m-pay bill is the first in a range of mobile payment services to be introduced by **Vodafone UK** in the forthcoming year.

- ends -

For further information contact:
Janine Young or Lucy Rich
At the Vodafone Group Press Office
Telephone: 07000 500100
E-mail: press.office@vodafone.com

NOTES TO EDITORS:

* The pricing solution offered by Vodafone, enables the content provider to charge any amount (whole pence) from £0.05 to £5.00. This is irrespective of how the content is delivered, ie. whether the delivery method is over the Internet or via the mobile phone device.

** Availability of this service for contract customers is subject to agreement from the customers' Service Provider.

*** Payment is authorised by the use of a username and password for Internet purchases and by the use of a PIN number for WAP purchases.

ADDITIONAL INFORMATION

Payment Platform
The payment platform used by Vodafone m-pay bill was developed by **iPIN**, the premier provider of e-Payment technology.

Types of Content Transactions
The types of content transactions that will be enabled by Vodafone m-pay bill will include:

- Alerts
- Entertainment
- Financial Information
- Games
- Location Services
- Music
- News
- Ringtones and Icons
- Sports information (including pay-per-view highlights)
- Ticket booking
- Travel information and reservations
- Weather

More/...

The process for performing a transaction is as follows:-

- Content Provider needs to have registered and have been enabled to offer the service.
- Customer needs to register for the service on www.vodafone.co.uk.
- Customer selects the content/service/goods they require from the Internet or via WAP.
- Customer selects Vodafone m-pay bill as the payment mechanism.
- Content provider sends transaction and customer details to the Vodafone authentication page.
- Customer provides authentication information (i.e. their PIN number for WAP purchases, or their username and password for Internet purchases).
- Vodafone posts charge to customers mobile phone bill or deducts amount from the customer's prepaid account.
- Vodafone confirms payment to content provider and the customer.
- Content is delivered to the customer.
- Vodafone settles aggregated revenue to content provider.

Due to the nature of the service, the customer does not have to have their mobile phone with them when making purchases over the Internet.

VODAFONE UK

Vodafone UK has been rated best network for customer satisfaction and network quality. In November 2001, Vodafone UK came top in Oftel's quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company. In the same month, Vodafone UK came first in Oftel's nationwide drive-around call success rate survey, achieving an average of 97.4% - topping the charts in six out of nine UK regions, with the biggest leads of nearly 2% being recorded in Scotland and the South East.

Vodafone UK has over 13.1 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits approximately nine million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 305 networks in 130 countries.

STOCK EXCHANGE ANNOUNCEMENT
Announced at 16:37 hrs
13 February 2002

RTF No: 4323R
13 February 2002 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company has today been advised by Computershare Investor Services Plc that on 8 February 2002, Mr P R Bamford, a director of the Company, acquired 943 ordinary shares of US$0.10 each and that Sir Alec Broers, a non-executive director of the Company, acquired 24 ordinary shares of US$0.10 each through their participation in the Company's Dividend Reinvestment Plan, for which each share was valued at 144.1p.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT
Announced at 16:40 hrs
13 February 2002

RTF No: 4330R
13 February 2002 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by Mourant ECS Trustees Ltd that on 12 February 2002 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 139p per share pursuant to the rules of the Vodafone Group Profit Sharing Scheme:

	No. of shares
Mr P R Bamford	958
Sir Christopher Gent	862
Mr J M Horn-Smith	958
Mr K J Hydon	958

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT
Announced at 10.16 hrs
14 February 2002

RTF No: 4596R
14 February 2002 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 13 February 2002 by NatWest ISA and PEP Office that on 12 February 2002 the following directors of the Company acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 138.75p per share as a result of dividend reinvestment by NatWest:

	No. of shares
Mr J M Horn-Smith	1
Mr K J Hydon	3

S R Scott
Company Secretary

stock.exc\2764.doc

STOCK EXCHANGE ANNOUNCEMENT
Announced at 09:41 hrs
21 February 2002

RTF No: 8118 R
21 February 2002 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 20 February 2002 by Mourant ECS Trustees Limited that on 8 February 2002 the following directors, who had elected to reinvest their dividend, acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 144p per share pursuant to the rules of the Vodafone Group Profit Sharing Scheme:

	No. of shares
Mr P R Bamford	109
Sir Christopher Gent	1027
Mr K J Hydon	1105

S R Scott
Company Secretary

stock.exc\2767 divi reinvest.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 22, 2002

By: [signature]
Name: Stephen R. Scott
Title: Company Secretary